 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     ) *

ANGI Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

00183L102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 4 PAGES

CUSIP NO. 00183L102	PAGE 2 OF 4 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Parnassus Investments, LLC 87-2269073

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
San Francisco, California - U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,711,052 [1]

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
13,711,052

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,711,052

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
17.06% [2]

12	TYPE OF REPORTING PERSON*
IA

1.	Because each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock generally is entitled to ten votes per share, and the Reporting Person only holds Class A Common Stock, the Reporting Person beneficially owns equity securities of ANGI Inc. representing approximately only 0.32% of the total number of votes of all classes of common stock of ANGI Inc., based on 80,373,715 shares of Class A Common Stock and 422,019,247 shares of Class B Common Stock outstanding as of December 31, 2021.

2.	Assuming the conversion of all shares of Class B Common Stock, of which the Reporting Person owns none, into shares of Class A Common Stock on a one-for-one basis, the Reporting Person would own only 0.32% of the then outstanding shares of Class A Common Stock, based on 80,373,715 shares of Class A Common Stock and 422,019,247 shares of Class B Common Stock outstanding as of December 31, 2021.

CUSIP NO. 00183L102	PAGE 3 OF 4 PAGES

Item 1(a)	Name of Issuer:
ANGI Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
3601 Walnut Street, Suite 700
Denver, CO 80205

United States

Item 2(a)	Name of Persons Filing:
Parnassus Investments, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:
1 Market Street, Suite 1600
San Francisco, CA 94105

Item 2(c)	Citizenship:
California - U.S.A.

Item 2(d)	Title of Class of Securities:
Common

Item 2(e)	CUSIP Number:
00183L102

Item 3	If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(e)  ☒ An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E)

CUSIP NO. 00183L102	PAGE 4 OF 4 PAGES

Item 4	Ownership:
(a) Amount Beneficially Owned: 13,711,052 (b) Percent of Class: 17.06% (c) Number of shares as to which such person has:
(i) sole power to vote or direct the vote: 13,711,052
(ii) shared power to vote or direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 13,711,052 (iv) shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Securities reported on this Schedule 13G are beneficially owned by clients of Parnassus Investments, which includes investment companies registered under the Investment Company Act.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group
Not Applicable.

Item 10	Certification
By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2022
Parnassus Investments, LLC
By:	/s/ Marc C. Mahon
Name:	Marc C. Mahon
Title:	Chief Financial Officer